

Space for Your Creations

INVEST IN **UNVALE**

Helping 100,000+ early creatives craft the next Netflix series, NYT bestseller, or AAA video game

unvale.io   Denver, CO

Highlights

1 100,000+ users with 564% growth since January 2024

2 Over 600k unique creations uploaded since April 2023, including art, comics, stories, and more

3 34% 30-day retention, with up to 70k monthly active users

4 88% of UnVale community members are "Proud" to be a part of our

5. Social activity growing 80-90% month-over-month each month in 2024

6. TAM: 580 million young creatives searching for a way to share their talents with others

7. Our team has founded five companies, been a part of two exits, and raised $14.5MM.

Featured Investors



Antler 🔗
Notable Investor

Follow

Invested $250,000 ⓘ

Antler is one of the most active early-stage investors, with over 1,000 portfolio companies and a total portfolio value of $4.7 billion.

Ryan Sommerville, General Partner, Antler VC
"As a General Partner at Antler, I co-led the launch of Antler US, a global venture builder and early-stage VC that helps exceptional individuals build and scale successful businesses. UnVale's growth since the Fall 2023 program has been nothing short of remarkable. They consistently deliver on their lofty goals and are clearly driven by a deep mission to change how consumer media is created and distributed. We're excited to continue to support them as they scale."



David Grampa

Follow

Invested $50,000 ⓘ

Syndicate Lead

"UnVale is on a mission to build THE platform that unlocks the creative potential of millions. They understand that most early creatives start with the protagonist, then develop their origin story, defining their strengths and weaknesses while casting them into a world of heroes and villains where their stories ultimately unfold. They are building the tools for writers, artists, and storytellers to further their creative dream, while creating a safe social space for their audience to participate in this journey. Every great startup story includes a dedicated and talented team, passionately and tirelessly applying their skills to serve the needs of their customers. With a fraction of the budget of other startups, UnVale has built an online social space that is radically aligned with the needs of their users, uncorrupted by the algorithms that pervade the competition. I believe that their unbelievable growth in the past six months is just the beginning. I am investing to aid UnVale in their journey."

Our Team



Casey Lawlor CEO & Co-Founder

3x Founder, 6x Angel Investor with a decade of startup experience. Previously raised from Draper, Crosscut, ffVC, and Thomson Reuters. Both built enterprise software for big four banks and bootstrapped non-profit solutions to revenue in 4 months.



Brianna Clark COO & Co-Founder

Ex-Twitch/Amazon Games, Product Ops Lead at D&D Beyond ($148MM exit), Product at Curse ($90MM exit) and Head of Operations for leading AR/VR startup LIV (raised 12MM). DEI leader and expert community builder specializing in neurodiverse workplaces.



Anthony Chua Chief Architect

2x founder of leading fintech platform in the Philippines and a creative software development studio with 25 products launched. Has worked with Casey for 8 years and his design partner Oscar Bicada for 15 years.



Ada Claire Rose Senior Software Engineer, Infrastructure

Senior Developer at Blizzard with expertise in infrastructure for massive online role-playing games with 12MM monthly active players. Polyglot and general badass.

You don't need a Hollywood studio. At UnVale, anyone can share their stories and grow a massive audience.

Every novel that inspired us, video game that captivated us, or movie franchise that shaped us had a brilliant story at its core. Great stories are at the foundation of all our favorite media and entertainment, but, until now, only professionals with years of industry experience and insider connections had any chance to see their stories hit the silver screen. **We are changing all of that** by creating a new distribution channel for young creatives and breaking down the ivory tower of publishers, Hollywood studios, and big brands.

At UnVale, *anyone* can share their stories and grow a massive audience, whether they're working on a web comic, a novel, or aspiring to create the next big Netflix series. We're focusing our product around young creatives next big Netflix series. We're focusing our product around **young creatives,** who already spend a significant amount of their free time drawing characters and dreaming of a bright future.

We've had tremendous growth since the beginning of this year, and we're not slowing down anytime soon. Over **100,000 creatives** use UnVale to share and develop their ideas, and we've **grown over 564% since December of 2023.** We believe the next Pokemon, Star Wars, or Marvel universe is already being built on UnVale.









A creative engine powered by community

In the last year since our launch, we've had phenomenal success providing young creatives with a place to develop their ideas. We provide our users with an easy-to-use, templated space to build while also still allowing limitless creative control. **No matter what you are creating**, UnVale can help you organize, share, and develop the world in which your characters and story live! Our website is known for its accessibility and fun, but our true strength has boiled down to one thing: **our community.**

- In a recent survey, **88% of our users were proud** to be a part of our community. Folks describe UnVale as "the most wholesome, kindest communities they've ever found," and it's the perfect environment to foster creativity.

- We have a **55 net promoter score, which qualifies for an "Excellent" rating.** This means our users are very likely to share UnVale with friends and family, helping our platform grow by word-of-mouth and with *zero marketing budget required.*

- We have **34% 30-day retention with our active users**, meaning that over one third of those who use UnVale are still here a month later. But what's even more impressive is that our **60-day retention number is** *exactly the same.* This shows that creatives consider UnVale the permanent home for their most valuable creations. They are sticking with us for the long haul!

We regularly hear from users that we are **the only place they trust to share their work**, and we are quickly becoming one of the easiest places for young creatives to be discovered. No more fighting against a biased algorithm solely focused on short-form video content. UnVale is nothing like the giant social media sites. Everyone is authentic and is looking for a creative escape from real life—something more of us need these days!

We are also extremely well-moderated, we don't allow generative AI in the platform, and **everyone gets a chance to be on the main discovery page to receive likes and follows.** It's the perfect environment to foster creativity.





While our growth metrics are impressive, sometimes it's even better to directly hear from our community members on how UnVale has impacted their lives and creative pursuits.

What Creatives Say About UnVale

"I appreciate having somewhere to exist even if I don't have a lot of free time most of the time. **An escape means everything in this world."**

"I immediately sat up in bed and felt like I had somewhere to just kind of... **Be more of myself, you know?"**

"Honestly, this feels **so much like my scene, it almost makes me want to cry**. Part of me wishes writing stories, making passable art and just being a friendly goober could be a whole job"

"I love unvale so much. **The website feels, like, warm**. I know that probably doesn't make any sense"

"The UnVale community is outgoing and friendly in a way that others are not - people are caring and considerate, and **being able to call myself a part of that is a gift.**"

The future of UnVale

We've proven that we're onto something big with UnVale, and we believe **our plans for the future will completely change the landscape of how young creatives grow to become industry-defining authors, artists, and directors.** Right now, you'll find most young creatives on Roblox, building and exploring worlds with friends. Or perhaps they're on YouTube, watching their favorite creators and aspiring to grow their own channel someday. **It's not secret that nearly 30% of kids want to be creators when they grow up**; it's their go-to source for entertainment.

What Roblox did for 200 million gamers and **YouTube did for 32 million video creators**, UnVale will do for young creatives-- providing them with a motivating, supportive platform to craft their next comic, story, or animated series. We believe **UnVale will dethrone YouTube as kids' #1 career choice**, creating the largest engine for new stories to define our media landscape.

We have already built out tooling to support characters, worlds, and long-form writing. In the future, we'll build out comics, animation support, and features to monetize your creations. We will create tools that allow non-artists to craft visuals for their stories (supported by *real* artists on our site), and we'll allow anyone the opportunity to build scenes, interactive adventures, and in-depth story details like timelines directly on our platform.

The best part: unlike other platforms, **the only tools you need to become successful on UnVale are your imagination and basic writing or drawing skills**. This means our addressable market is *huge;* billions worldwide have this skillset and a unique creative perspective they wish to share.

UnVale's monetization plan

Right now, UnVale has prioritized user growth and product-market fit over revenue. We could have easily added ads to our website–**making over $30k per month on our over 1 million monthly impressions**– but this is short-sighted. Ads incentivize the creation of short-form content, and we want our incentives to align with creators of high-quality novels, art, web comics, and creations that *take time*.

We want UnVale to be there for the long haul, so we are starting small and providing additional monetization paths for our creators as we grow.

- First, we plan to launch **our premium subscription**, UnVale Ultra, this year. Similar to Discord Nitro and other cosmetic/social perks, we'll focus on nice-to-have's that help creatives stand out and express themselves. Want to be a VIP and support us? UnVale Ultra is for you.
- As we grow, we'll allow growing creatives on UnVale to monetize exclusive content with a **subscription service**, giving their top fans exclusive access to behind-the-scenes community content, early releases, premium episodes, and more. It's Patreon, but better.
- When users grow audiences in the millions on UnVale, we will introduce a platform for **selling merchandise** related to their beloved fandom. We will also **help creatives license their stories** to studios like Disney, Netflix, and Amazon, making their dreams of publishing a novel or seeing their work on the silver screen come true–a proven model used by Wattpad and Webtoons!

We've involved our community heavily in our plans for monetization, taking in feedback, conducting Pricing Sensitivity surveys, and gathering as much information as possible to reduce risks as we move forward. **We are incredibly confident with our revenue plan, and we anticipate $90k MRR by time time we reach one million users.** *(Future projections are not guaranteed)*


Our Monetization Plans
Ultra+
$5
SUBSCRIPTION
PER MONTH
More Customization
PROVEN MODEL USED BY
$200MM ARR
Discord NITRO
Customization
$6bn AR
FORTNITE
Cosmetics/skins
Premium Content
12%
Revenue Share
PROVEN MODEL USED BY
twitch
patreon


$19bn Valuation
$7bn Market Cap
Merchandising
50% Revenue Share
PROVEN MODEL USED BY
Etsy
$2.7bn Revenue
REDBUBBLE
$355MM Revenue
Licensed Content
49% Revenue Share
PROVEN MODEL USED BY
wattpad
$600MM Exit
WEB TOON
$3bn Valuation

Future projections are not guaranteed

Many of the franchises you know and love started with small creators

Superman, who birthed the superhero genre and changed American culture forever, was created by two high school kids–a writer and illustrator duo. From Pokemon to Marvel to Hello Kitty, many of the giant franchises you know and love today started with a single idea from either an individual or small group of creatives. From humble beginnings, they are now worth billions of dollars and define our culture and media.

These fandoms become more than a great story that shapes us. They become defining influences in our lives, and we're now more than happy to purchase a Pikachu plush, a Hello Kitty handbag, or a Star Wars lightsaber. We've crafted our monetization plan with extreme thoughtfulness, considering both how creatives' goals shift as they mature and how franchises expand as they grow in popularity.


Top Franchises
Pokémon
$61.1B
Merchandise
$92.121B
Total Revenue
Hello Kitty
$80B
Merchandise
$80.026B
Total Revenue
STAR WARS
$40.3B
Merchandise
$65.631B
Total Revenue

Why are we raising money now?

Our extreme growth since the beginning of this year is the truest definition of a champagne problem. We've had 15x growth of social activity and 10x growth of content uploading since January! Our infrastructure needs to be reworked with such a heavy load of new users. Our entry-level services and monitoring are starting to break, and we need to upgrade to higher subscription plans meant for larger companies. **Most importantly, we have a very clear path in front of us for how to succeed, and we could use a larger team to help us reach our goals faster.**

We don't want to lose this incredible momentum, so kicking off a Wefunder campaign just makes sense. UnVale has gone against the grain since day 1, with our **bold Anti-AI stance in a fundraising climate obsessed with AI**. We've hired a diverse, unique, talented team that's **at least 50% BIPOC, LGBTQ+, and neurodiverse.** We don't look like your typical start-up, and we don't want to be typical either; we want to break the mold and earn true loyalty through our values-led approach and authentic support of young creatives.

This campaign will allow us to raise money on our own terms from those who genuinely believe in our team and what we're building. We want to forge a new path for your stories and characters to become household names– making it equitable, accessible, and radically different from the status quo.


UnVale Team
Casey
CEO and co-founder
Bri
COO and co-founder
Natalla
Support
Ada
Engineering
Anthony
Engineering
Oscar
Engineering and Design
Cel
Community

We would love for you to be on this journey

We would love for you to be on this journey with us.

We won't stop until everybody believes they are creative and have something worth sharing with the world. We have had tremendous success in the last year, and that's with a small team and limited resources. With your support, we are beyond confident that we will be able to disrupt the current media landscape and infuse an unparalleled level of storytelling into our culture. Next stop: 1 million users.



Summary
APR 2023 - APR 2024
TOTAL SIGN-UPS
109K
TOTAL ORIGINAL ART UPLOADED
349K
TOTAL CHARACTERS
147K
TOTAL FAVORITES
1.1M
TOTAL COMMENTS
108K